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November 3, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Erin Donahue
Evan Ewing

Re:	EF Hutton Acquisition Corporation I
Amendment No. 2 to Registration Statement on Form S-4
Filed on October 19, 2023
File No. 333-272914

Dear Ms. Donahue and Mr. Ewing:

On behalf of EF Hutton Acquisition Corporation I (the “Company”), we are hereby responding to the letter dated November 2, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-4 Amendment No. 2 filed with the Commission on July 21, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting an amended registration statement on Form S-4 (the “Amended Registration Statement”) to the Commission today.

For ease of reference, the text of the Staff’s comment is included in italics-face type below, followed by the Company’s response.

Registration Statement on Form S-4 filed October 19, 2023

Summary, page 18

1. Please revise to disclose the material terms of the Series A Convertible Preferred Stock.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 18, 174 and 175 of the Amended Registration Statement.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

November 3, 2023

Comparison of Corporate Governance and Stockholder Rights, page 174

2. We note that your disclosure on page 176 appears to conflict with the exclusive forum provision on page C-8. Please revise or clarify.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosures on page 178 of the Amended Registration Statement.

General

3. It appears that you are attempting to register the offer and sale of securities to ECD securityholders. Given that a majority of the common stock held by the ECD securityholders has already approved the Merger Agreement, please tell us how you concluded it is appropriate to register the offer and sale now. Refer to Securities Act Sections, Compliance and Disclosure Interpretation No. 239.13.

RESPONSE: In Compliance and Disclosure Interpretation (C&DI) Question 239.13, the Staff addressed the application of the Securities Act of 1933 to written consents by a target company’s shareholders approving a merger or other business combination transaction in which the acquiring company intends to register the securities issued in the transaction with the SEC. The Staff stated that the approval of such a transaction by written consent in lieu of a meeting of the target company’s shareholders involves a private offering of the acquiror’s securities that will preclude the acquiror from later registering an offering of the securities on Form S-4. However, the Staff stated in the C&DI that the SEC will permit the registration of an offering of an acquiror’s securities on Form S-4 where the parties use lock-up agreements to obtain a commitment from a target company’s management and principal security holders to vote in favor of a business combination provided certain conditions are met. Specifically, C&DI Question 239.13 provides:

Recognizing the legitimate business reasons for seeking lock-up agreements in the course of business combination transactions, the staff has not objected to the registration of offers and sales where lock-up agreements have been signed in the following circumstances:

●	the lock-up agreements involve only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of the company being acquired;

●	the persons signing the lock-up agreements collectively own less than 100% of the voting equity of the target; and

●	votes will be solicited from shareholders of the company being acquired who have not signed the agreements and would be ineligible to purchase in a private offering.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

November 3, 2023

In connection with the proposed business combination at issue, the Company complied with all of the requirements of C&DI Question 239.13. The Company entered into support agreements (the “Support Agreements”) executed only by executive officers and greater than 5% shareholders of Humble Imports, Inc. d/b/a ECD Auto Design (the “Target”) to vote in favor of the business combination at a future stockholder meeting of the Target to approve the transaction contemplated by the merger agreement (the Merger Agreement”). See Support Agreement Paragraph 1. The Company obtained Support Agreements from persons who collectively own less than 100% of the voting equity of the Target and votes will be solicited from shareholders of the Target who have not signed Support Agreements and would be ineligible to purchase in a private offering.

Pursuant to the Merger Agreement, it is a condition precedent to the closing of the business combination that votes will be solicited from shareholders of the Target, which includes the shareholders of the Target who have not signed the Support Agreements. See Merger Agreement Section 9.1(c). No written consents approving the business combination transaction contemplated by the Merger Agreement have been solicited or executed by any of the Target’s shareholders and the Target has not held a meeting of its shareholders to vote on approval of the business combination transaction contemplated by the Merger Agreement. Such Target shareholder approval will not take place until after the registration statement is declared effective.

Based on the foregoing, the Company believes that it has fully complied with the requirements of C&DI Question 239.13 and is properly using Form S-4 to register the securities being offered in the proposed business combination.

Please call James Prestiano of Loeb & Loeb LLP at (212) 407-4831 or David Johnson of PAG Law at (862) 370-1731 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ James Prestiano
James Prestiano